SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 29, 2002

Partner Communications Company Ltd.

(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated October 29, 2002 re: Partner Communications Announces Third Quarter 2002 Results; Posts Net Income of NIS 51.2 Million, Attaching the Full Financial Report.

Partner Communications Announces

Third Quarter 2002 Results;

Posts Net Income of NIS 51.2 million

Rosh Ha’ayin, Israel, October 29th, 2002 – Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) today announced its results for the third quarter ended September 30, 2002 (Q3 2002).

Highlights:

•	Revenues for Q3 2002 rose to NIS 1,071.4 million (US$ 220.0 million), up 24% from Q3 2001.

•	EBITDA for Q3 2002 rose to NIS 291.8 million (US$ 59.9 million), up 53% from Q3 2001.

•	Operating income for Q3 2002 rose to NIS 162.4 million (US$ 33.3 million) up from NIS 48.2 million in Q3 2001.

•	Net income for Q3 2002 rose to NIS 51.2 million (US$ 10.5 million) compared to a net loss of NIS 88.2 million in Q3 2001.

•	Subscriber base rose to 1,758,000, compared to 1,300,000 at the end of Q3 2001.

•	Market share increased to an estimated 28%, up from 25% in Q3 2001.

•	ARPU and average minutes of use per subscriber continued to be stable. ARPU at NIS 187 (US$ 38.4) and 279 minutes of use compared to ARPU of NIS 185 and 284 minutes of use in Q2 2002.

•	Average cost of acquiring a new subscriber was NIS 495 (US$ 101.7) as compared to NIS 463 in Q2 2002.

Commenting on Q3 2002 results, Amikam Cohen, Partner’s CEO said: “We are delighted to report that despite the economic slowdown, the competition in the cellular market, and the political tension, we continued the trend of growing our top line revenues and profitability. Our strong marketing, customer service, network strategies and our dedication to offering our customers attractive rate plans, a wide range of handsets, worldwide services and an expanding variety of value added services, enabled us to achieve our performance goals.”

Financial Review

Revenues for Q3 2002, driven primarily by subscriber growth, grew to NIS 1,071.4 million (US$ 220.0 million) from NIS 867.3 million in Q3 2001, an increase of 24%, and from NIS 991.6 million in Q2 2002, an increase of 8%.

Cost of revenues for Q3 2002 increased to NIS 804.5 million (US$ 165.2 million), from NIS 699.0 million in Q3 2001, an increase of 15%, and from NIS 742.6 million in Q2 2002, an increase of 8%. The increase in cost of revenues was driven primarily by higher interconnect charges related to increased usage as well as by increased retention activities.

Selling and marketing expenses for Q3 2002 were NIS 68.1 million (US$ 14.0 million), down from NIS 81.0 million in Q3 2001, a decrease of 16%. Compared to Q2 2002, selling and marketing expenses were lower by NIS 8.0 million or 10.5%.

General and administrative expenses for Q3 2002 were NIS 36.4 million (US$ 7.5 million), down from NIS 39.2 million in Q3 2001, a decrease of 7%, and up from NIS 34.9 million in Q2 2002, an increase of 4%.

Operating income for Q3 2002 increased to NIS 162.4 million (US$ 33.3 million), from NIS 48.2 million in Q3 2001, an increase of 237% and from NIS 138.0 million in Q2 2002, an increase of 18%. Operating income for Q3 2002 as a percentage of revenues was 15% as compared to 6% in Q3 2001 and 14% in Q2 2002. The increases in operating and net income from Q3 2001 are due in part to the decrease in license amortization charges (approximately NIS 30 million) resulting from the extension of the Company’s license to 2022.

EBITDA for Q3 2002 was NIS 291.8 million (US$ 59.9 million), an increase of NIS 100.8 million from NIS 191.0 million in Q3 2001 and an increase of NIS 25 million from NIS 266.8 million in Q2 2002. EBITDA as a percentage of revenues increased to 27.2% up from 22.0% in Q3 2001 and slightly higher than the EBITDA percentage achieved in Q2 2002, 26.9%.

Financial expenses for Q3 2002 were NIS 111.1 million (US$ 22.8 million), compared to NIS 127.5 million in Q3 2001, a decrease of NIS 16.4 million, and down from NIS 112.7 million in Q2 2002. Financial expenses were lower than Q3 2001 primarily due to the lower quarterly devaluation of the shekel (2.1% vs. 4.6% in Q3 2001).

Net income for Q3 2002 was NIS 51.2 million (US$ 10.5 million) or NIS 0.28 per ADS, or per share traded on the Tel Aviv Stock Exchange compared to a loss of NIS 88.2 million or NIS 0.49 per ADS for Q3 2001. Net income for this quarter was twice that of the previous quarter (NIS 25.2 million).

Funding Review

In Q3 2002, cash flow from operating activities net of investing activities was NIS 24.4 million (US$ 5.0 million), compared to negative cash flow of NIS 46.6 million in Q3 2001 and positive cash flow of NIS 80.4 million in Q2 2002. The decrease in cash flow in the current quarter compared to Q2 2002 is primarily due to the semi-annual interest payment on our 13% subordinated US Dollar denominated notes.

Capital expenditures, excluding license, were NIS 124.3 million (US$ 25.5 million) in Q3 2002, down from NIS 184.4 million in Q2 2002. Current capital expenditures are focused on increasing capacity and maintaining network quality.

As of the end of Q3 2002, the US dollar equivalent of $531 million was drawn from our $750 million bank facility, leaving the Company with additional availability of $219 million.

Commenting on the Company’s financial performance and funding situation, Alan Gelman, Partner’s Chief Financial Officer said; “We continued to improve across a broad range of financial and operating parameters, growing our revenues and operating income and generating free cash flow. Since we are generating free cash flow and have substantial availability within our bank facility, we are confident that we have sufficient resources to satisfy our investment requirements for our 3G network.”

Operational Review

During the quarter the Company’s net subscribers increased by 55,000 (43,000 post-paid subscribers and 12,000 prepaid subscribers).

The Company decided to refine its criteria for reporting active subscribers. Starting in Q3 2002, instead of including in churn only those subscribers who have not generated revenue for the Company for a period of the last six consecutive months, the Company will also include in churn those subscribers who have generated revenue for the Company in this period, where the only revenue generated by these subscribers was from incoming calls directed to their voice mail. This change caused a reduction in the reported number of active subscribers for Q3 2002 of 41,000 subscribers. Some of the additional churn provided for, relates to periods prior to Q3 2002.

The Company’s subscriber base reached 1,758,000 subscribers (1,244,000 post- paid and 514,000 prepaid), compared to 1,300,000 at the end of the third quarter of 2001 and 1,703,000 at the end of the second quarter of 2002. The application of the refined criteria for churn raised the Q3 2002 churn rate to 4.7%, instead of 2.3% if the refinement had not been made.

The Company’s market share was approximately 28% of the number of all cellular subscribers in Israel, up from 25% at the end of Q3 2001.

Average monthly usage per subscriber for the quarter was 279 minutes as compared to 316 minutes per month for Q3 2001, and 284 minutes per month for Q2 2002. Average monthly revenue per user (ARPU) was NIS 187 (US$ 38.4) as compared to NIS 213 per month for Q3 2001 and NIS 185 for the Q2 2002.

The average cost of acquiring new subscribers (SAC) in Q3 2002 was NIS 495 (US$ 101.7) as compared to NIS 395 in Q3 2001 and NIS 463 for Q2 2002. The Company expenses in full all subscriber acquisition and customer retention costs.

With regard to the outlook for Q4, Mr. Gelman stated: “We are seeing signs of the economic slowdown affecting consumer spending in our industry. Seasonal factors in Q4 2002 along with the continuing economic slowdown are likely to affect our top line revenues in Q4 2002. Therefore, we expect Q4 2002 revenues to be slightly lower than Q3 2002 revenues. In addition, we expect higher selling and marketing expenses driven by increasing competition, in line with the levels of the previous four quarters. Consequently, we expect lower operating income and net income in Q4 2002.”

Mr. Gelman added: “In accordance with the regulations mandated by the Israel Ministry of Communications, incoming call termination tariffs will be reduced by 10% beginning January 1st 2003 (from NIS 0.50 to NIS 0.45 per minute). This reduction will impact our top line revenues”.

Regarding the refinement of the Company’s churn policy, the Company expects its Q4 2002 churn rate to be below the level of 3%. Therefore, the Company expects its annual churn rate for 2002 to be approximately 10%, in line with guidance previously given.

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s third quarter on Tuesday, October 29th, 2002, at 17:00 Israel local time (10:00 a.m. Eastern Daylight time). This conference call will be broadcasted live over the Internet and can be accessed by all interested parties through our investors’ web site at http://investors.partner.co.il. To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available shortly after the call ends via the Internet (at the same location as the live broadcast) until midnight on November 5th 2002.

About Partner Communications

Partner Communications Company Ltd. is the first Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. The Company commenced full commercial operations in January 1999 under the international orange™ brand name and, through its network, provides quality of service and a range of features to more than 1.750 million subscribers in Israel. Partner subscribers can use roaming services in 103 destinations using 246 GSM networks. The Company has been awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. (For further information: http://investors.partner.co.il).

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target,” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

•	Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;

•	The risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

•	The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

•	The introduction or popularity of new products and services, including pre-paid phone products, which could increase churn;

•	The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;

•	The availability and cost of capital and the consequences of increased leverage;

•	The risks and costs associated with the need to acquire additional spectrum for current and future services;

•	The risks associated with technological requirements, technology substitution and changes and other technological developments;

•	Fluctuations in exchange rates;

•	The results of litigation filed or to be filed against us; and

•	The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

•	As well as the risk factors specified under the heading “Risk Factors” in our 2001 annual report on Form 20F filed with the SEC on April 30, 2002.

The financial statements set forth below should be read in conjunction with the financial statements of Partner Communications for the quarter ended September 30th, 2002 and notes thereto that have been filed concurrently to the U.S. Securities and Exchange Commission on form 6-K.

The attached summary financial statements are prepared in accordance with U.S. GAAP.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30th, 2002: US $1.00 equals NIS 4.871. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Contacts:

Mr. Alan Gelman Chief Financial Officer Tel: +972-67-814951 Fax:+972-67-815961 E-mail:alan.gelman@orange.co.il	Dr. Dan Eldar V.P. Carrier, Investor and International Relations Tel:+972-67-814151 Fax:+972-67-814161 E-mail:dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

			Convenience translation into
	New Israeli shekels		U.S. dollars

	September 30,	December 31,	September 30,	December 31,
	2002	2001	2002	2001

	(Unaudited)	(Audited)	(Unaudited)	(Audited)

	In thousands

Assets

CURRENT ASSETS:

Cash and cash equivalents	3,143	5,272	645	1,082

Accounts receivable:

Trade	526,192	458,434	108,025	94,115

Other	62,167	42,930	12,763	8,813

Inventories	119,873	124,512	24,610	25,562

Total current assets	711,375	631,148	146,043	129,572

INVESTMENTS AND LONG -TERM RECEIVABLES:

Non-marketable securities	3,530	8,244	725	1,692

Security deposit	110,849	100,869	22,757	20,708

Accounts receivables — trade		3,696		759

Funds in respect of employee rights upon retirement	38,379	28,160	7,879	5,781

	152,758	140,969	31,361	28,940

FIXED ASSETS, net of accumulated depreciation and amortization	1,862,697	1,749,052	382,405	359,075

LICENSE AND DEFERRED CHARGES, net of amortization	1,279,520	1,112,959	262,681	228,487

	4,006,350	3,634,128	822,490	746,074

			Convenience translation into
	New Israeli shekels		U.S. dollars

	September 30,	December 31,	September 30,	December 31,
	2002	2001	2002	2001

	(Unaudited)	(Audited)	(Unaudited)	(Audited)

	In thousands

Liabilities net of capital deficiency

CURRENT LIABILITIES:

Current maturities of long-term loans		483,897		99,342

Accounts payable and accruals:

Trade	503,748	524,642	103,418	107,707

Other	182,781	186,165	37,524	38,219

Total current liabilities	686,529	1,194,704	140,942	245,268

LONG-TERM LIABILITIES:

Bank loans, net of current maturities	2,542,628	1,818,066	521,993	373,243

Notes payable	852,425	772,800	175,000	158,653

Liability for employee rights upon retirement	54,600	42,334	11,209	8,691

Total long-term liabilities	3,449,653	2,633,200	708,202	540,587

Total liabilities	4,136,182	3,827,904	849,144	785,855

CAPITAL DEFICIENCY:

Share capital — ordinary shares of NIS 0.01 par value: authorized — December 31, 2001 - 200,000,000 shares and September 30, 2002 - 235,000,000 shares;

issued and outstanding — December 31, 2001 - 178,924,585 shares and September 30, 2002 - 181,422,564 shares	1,814	1,789	372	367

Capital surplus	2,292,872	2,298,080	470,719	471,788

Deferred compensation	(8,859)	(24,362)	(1,819)	(5,001)

Accumulated deficit	(2,415,659)	(2,469,283)	(495,926)	(506,935)

Total capital deficiency	(129,832)	(193,776)	(26,654)	(39,781)

	4,006,350	3,634,128	822,490	746,074

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

					Convenience
					translation into
	New Israeli shekels				U.S. dollars

	9 month		3 month		9 month	3 month
	period ended		period ended		period ended	period ended
	September 30,		September 30,		September	September
					30,	30,
	2002	2001	2002	2001	2002	2002

	(Unaudited)

	In thousands (except net income (loss) per share data)

REVENUES — net	2,992,441	2,368,318	1,071,385	867,323	614,338	219,952

COST OF REVENUES	2,260,867	1,989,819	804,526	698,984	464,148	165,166

GROSS INCOME	731,574	378,499	266,859	168,339	150,190	54,786

SELLING AND MARKETING EXPENSES	222,810	215,453	68,085	80,956	45,742	13,978

GENERAL AND ADMINISTRATIVE EXPENSES	104,652	114,473	36,392	39,184	21,485	7,471

OPERATING INCOME	404,112	48,573	162,382	48,199	82,963	33,337

FINANCIAL EXPENSES - net	346,434	312,355	111,137	127,533	71,122	22,816

LOSS ON IMPAIRMENT OF INVESTMENTS IN NON- MARKETABLE SECURITIES	4,054	8,862		8,862	832

NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	53,624	(272,644)	51,245	(88,196)	11,009	10,521

CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE IN ACCOUNTING PRINCIPLES		3,483

NET INCOME (LOSS) FOR THE PERIOD	53,624	(269,161)	51,245	(88,196)	11,009	10,521

NET INCOME (LOSS) PER SHARE :

Basic:

Before cumulative effect	0.30	(1.52)	0.28	(0.49)	0.06	0.06

Cumulative effect		0.02

Net income (loss)	0.30	(1.50)	0.28	(0.49)	0.06	0.06

Diluted — Net income (loss)	0.29	(1.50)	0.28	(0.49)	0.06	0.06

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING — in thousands:

Basic	179,468,941	178,903,982	180,522,524	178,918,199	179,468,941	180,522,524

Diluted	183,394,227	178,903,982	183,382,954	178,918,199	183,394,227	183,382,954

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

			Convenience
			translation into
	New Israeli shekels		U.S. dollars

	9 month period		9 month
	ended		period ended
	September 30,		September 30,

	2002	2001	2002

	(Unaudited)		(Unaudited)

	In thousands		In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss) for the period	53,624	(269,161)	11,009

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	377,969	392,680	77,596

Loss on impairment of investments in non-marketable securities	4,054	8,862	832

Amortization of deferred compensation related to employee stock option grants, net	6,483	16,390	1,330

Liability for employee rights upon retirement	12,266	11,273	2,518

Accrued interest and exchange and linkage differences on long-term liabilities	113,277	46,177	23,255

Accrued interest and exchange differences on security deposit	(9,980)	(5,180)	(2,049)

Amount carried to deferred charges		(22)

Sundry	1,248	665	256

Changes in operating assets and liabilities:

Increase in accounts receivable:

Trade	(64,062)	(131,984)	(13,148)

Other	(19,237)	(3,655)	(3,950)

Increase (decrease) in accounts payable and accruals:

Trade	95	(18,822)	20

Other	(2,026)	48,465	(416)

Decrease in inventories	4,639	41,752	951

Net cash provided by operating activities	478,350	137,440	98,204

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed assets	(472,294)	(411,863)	(96,960)

Proceeds from sale of fixed assets	3,932	1,246	807

Investment in non-marketable securities		(16,446)

Purchase of additional spectrum	(207,635)		(42,627)

Funds in respect of employee rights upon retirement	(10,219)	(7,532)	(2,098)

Net cash used in investing activities	(686,216)	(434,595)	(140,878)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from exercise of stock options granted to employees	3,837	42	788

Long-term bank loans received	1,349,326	1,207,119	277,012

Repayment of long term bank loans	(1,147,426)	(901,000)	(235,563)

Net cash provided by financing activities	205,737	306,161	42,237

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,129)	9,006	(437)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,272	869	1,082

CASH AND CASH EQUIVALENTS AT END OF PERIOD	3,143	9,875	645

Supplementary information on investing activities not involving cash flows

At September 30, 2002, trade payables include NIS 119,981,000 ($24,632,000) (unaudited) in respect of acquisition of fixed assets. This balance will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION OF EBITDA

					Convenience	Convenience
					translation	translation
					into	into
	New Israeli shekels*		New Israeli shekels*		U.S. dollars**	U.S. dollars**

					9 month	3 month
					period	period
	9 month period ended		3 month period ended		ended	ended
	September 30		September 30		September 30	September 30

	2002	2001	2002	2001	2002	2002

	In thousands

Net Income (loss)	53,624	(269,161)	51,245	(88,196)	11,009	10,521

Adjustments required to reconcile EBITDA:

Financial expenses***	341,060	306,992	109,321	125,728	70,019	22,443

Depreciation and amortization	377,969	392,680	128,976	137,462	77,596	26,478

Amortization of stock option granted to employees	6,483	16,390	136	7,154	1,330	28

capital loss	1,248		2,094		256	430

Loss on impairment	4,054	8,862		8,862	832

Implementation of FAS 133****		(3,483)

EBITDA	784,438	452,280	291,772	191,010	161,042	59,900

*	The financial statements have been prepared on the basis of historical cost.

**	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at September 30, 2002: US $1.00 equals NIS 4.871.

***	Financial expenses excluding any charge for the amortization of pre-launch financial costs, which are included in other depreciation and amortization charges stated above.

****	Cumulative effect, at beginning of year, of a change in accounting principles.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	New Israeli shekels
	3 month period ended

	December 31	March 31	June 30	September 30,
	2001	2002	2002	2002

	(Unaudited)

	In thousands

REVENUES — net	881,031	929,490	991,566	1,071,385

COST OF REVENUES	729,344	713,699	742,642	804,526

GROSS INCOME	151,687	215,791	248,924	266,859

SELLING AND MARKETING EXPENSES	77,507	78,633	76,092	68,085

GENERAL AND ADMINISTRATIVE EXPENSES	19,809	33,399	34,861	36,392

OPERATING INCOME	54,371	103,759	137,971	162,382

FINANCIAL EXPENSES - net	88,572	122,559	112,738	111,137

LOSS ON IMPAIRMENT OF INVESTMENT IN MARKETABLE SECURITIES		4,054

NET INCOME (LOSS) FOR THE PERIOD	(34,201)	(22,854)	25,233	51,245

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

Summary Operating Data

	September 30,		September 30,
	2001		2002

Subscribers (in thousands)	1,300		1,758

Estimated share of total Israeli mobile telephone subscribers	25%		28%

Churn rate in quarter	1.7%		4.7%

Average monthly usage in quarter per subscriber (minutes)	316		279

Usage for Business subscribers	N.A		533

Usage for private subscribers	N.A		257

Usage for pre-paid subscribers	N.A		160

Average monthly revenue in quarter per subscriber, including in-roaming revenue (NIS)	213		187

ARPU for Business subscribers	N.A		347

ARPU for private subscribers	N.A		172

ARPU for pre-paid subscribers	N.A		131

Number of operational base stations (in parenthesis number of micro sites out of total number of base stations)	1778	(657)	1986	(710)

Subscriber acquisition costs in quarter per subscriber (NIS)	395		495

Number of employees (full-time equivalent)	2,517		2,648

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM FINANCIAL STATEMENTS

AT SEPTEMBER 30, 2002

(Unaudited)

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

			Convenience translation into
	New Israeli shekels		U.S. dollars (see note 2b)

	September 30,	December 31,	September 30,	December 31,
	2002	2001	2002	2001

	(Unaudited)	(Audited)	(Unaudited)	(Audited)

	In thousands

Assets

CURRENT ASSETS:

Cash and cash equivalents	3,143	5,272	645	1,082

Accounts receivable:

Trade	526,192	458,434	108,025	94,115

Other	62,167	42,930	12,763	8,813

Inventories	119,873	124,512	24,610	25,562

Total current assets	711,375	631,148	146,043	129,572

INVESTMENTS AND LONG -TERM RECEIVABLES:

Non-marketable securities	3,530	8,244	725	1,692

Security deposit	110,849	100,869	22,757	20,708

Accounts receivables — trade		3,696		759

Funds in respect of employee rights upon retirement	38,379	28,160	7,879	5,781

	152,758	140,969	31,361	28,940

FIXED ASSETS, net of accumulated depreciation and amortization	1,862,697	1,749,052	382,405	359,075

LICENSE AND DEFERRED CHARGES, net of amortization (note 1)	1,279,520	1,112,959	262,681	228,487

	4,006,350	3,634,128	822,490	746,074

         Date of approval of the financial statements: October 29, 2002.

Amikam Cohen Chief Executive Officer	Alan Gelman Chief Financial Officer

			Convenience translation into
	New Israeli shekels		U.S. dollars (see note 2b)

	September 30,	December 31,	September 30,	December 31,
	2002	2001	2002	2001

	(Unaudited)	(Audited)	(Unaudited)	(Audited)

	In thousands

Liabilities net of capital deficiency

CURRENT LIABILITIES:

Current maturities of long-term loans (note 3)		483,897		99,342

Accounts payable and accruals:

Trade	503,748	524,642	103,418	107,707

Other	182,781	186,165	37,524	38,219

Total current liabilities	686,529	1,194,704	140,942	245,268

LONG-TERM LIABILITIES:

Bank loans, net of current maturities (note 3)	2,542,628	1,818,066	521,993	373,243

Notes payable	852,425	772,800	175,000	158,653

Liability for employee rights upon retirement	54,600	42,334	11,209	8,691

Total long-term liabilities	3,449,653	2,633,200	708,202	540,587

Total liabilities	4,136,182	3,827,904	849,144	785,855

CAPITAL DEFICIENCY:

Share capital — ordinary shares of NIS 0.01 par value: authorized — December 31, 2001 - 200,000,000 shares and September 30, 2002 - 235,000,000 shares; issued and outstanding — December 31, 2001 - 178,924,585 shares and September 30, 2002 - 181,422,564 shares	1,814	1,789	372	367

Capital surplus	2,292,872	2,298,080	470,719	471,788

Deferred compensation	(8,859)	(24,362)	(1,819)	(5,001)

Accumulated deficit	(2,415,659)	(2,469,283)	(495,926)	(506,935)

Total capital deficiency	(129,832)	(193,776)	(26,654)	(39,781)

	4,006,350	3,634,128	822,490	746,074

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

					{Convenience translation into}
	New Israeli shekels				U.S. dollars (see note 2b)

	9 month		3 month		9 month	3 month
	period ended		period ended		period ended
	September 30,		September 30,		September 30,

	2002	2001	2002	2001	2002	2002

	(Unaudited)

	In thousands (except net income (loss) per share data)

REVENUES — net	2,992,441	2,368,318	1,071,385	867,323	614,338	219,952

COST OF REVENUES	2,260,867	1,989,819	804,526	698,984	464,148	165,166

GROSS INCOME	731,574	378,499	266,859	168,339	150,190	54,786

SELLING AND MARKETING EXPENSES	222,810	215,453	68,085	80,956	45,742	13,978

GENERAL AND ADMINISTRATIVE EXPENSES	104,652	114,473	36,392	39,184	21,485	7,471

OPERATING INCOME	404,112	48,573	162,382	48,199	82,963	33,337

FINANCIAL EXPENSES - net	346,434	312,355	111,137	127,533	71,122	22,816

LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES	4,054	8,862		8,862	832

NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	53,624	(272,644)	51,245	(88,196)	11,009	10,521

CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE IN ACCOUNTING PRINCIPLES		3,483

NET INCOME (LOSS) FOR THE PERIOD	53,624	(269,161)	51,245	(88,196)	11,009	10,521

NET INCOME (LOSS) PER SHARE :

Basic:

Before cumulative effect	0.30	(1.52)	0.28	(0.49)	0.06	0.06

Cumulative effect		0.02

Net income (loss)	0.30	(1.50)	0.28	(0.49)	0.06	0.06

Diluted — Net income (loss)	0.29	(1.50)	0.28	(0.49)	0.06	0.06

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING — in thousands:

Basic	179,468,941	178,903,982	180,522,524	178,918,199	179,468,941	180,522,524

Diluted	183,394,227	178,903,982	183,382,954	178,918,199	183,394,227	183,382,954

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENT

OF CHANGES IN CAPITAL DEFICIENCY

	Share	Capital	Deferred	Accumulated
	Capital	Surplus	Compensation	Deficit	Total

	In thousands

New Israeli shekels (note 2b)

BALANCE AT JANUARY 1, 2002 (audited)	1,789	2,298,080	(24,362)	(2,469,283)	(193,776)

CHANGES DURING THE 9 MONTHS ENDED SEPTEMBER 30, 2002 (unaudited):

Exercise of options granted to employees	25	3,812			3,837

Amortization of deferred compensation related to employee stock option grants, net of deferred compensation with respect to employee stock options forfeited		(9,020)	15,503		6,483

Net income for the period				53,624	53,624

BALANCE AT SEPTEMBER 30, 2002 (unaudited)	1,814	2,292,872	(8,859)	(2,415,659)	(129,832)

Convenience translation into U.S. dollars (note 2b)

BALANCE AT JANUARY 1, 2002 (audited)	367	471,788	(5,001)	(506,935)	(39,781)

CHANGES DURING THE 9 MONTHS ENDED SEPTEMBER 30, 2002 (unaudited):

Exercise of options granted to employees	5	783			788

Amortization of deferred compensation related to employee stock option grants, net of deferred compensation with respect to employee stock options forfeited		(1,852)	3,182		1,330

Net income for the period				11,009	11,009

BALANCE AT SEPTEMBER 30, 2002 (unaudited)	372	470,719	(1,819)	(495,926)	(26,654)

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

			Convenience
			translation into
			U.S. dollars
	New Israeli shekels		(see note 2b)

	9 month period		9 month
	ended		period ended
	September 30,		September 30,

	2002	2001	2002

	(Unaudited)		(Unaudited)

	In thousands		In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss) for the period	53,624	(269,161)	11,009

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	377,969	392,680	77,596

Loss on impairment of investments in non-marketable securities	4,054	8,862	832

Amortization of deferred compensation related to employee stock option grants, net	6,483	16,390	1,330

Liability for employee rights upon retirement	12,266	11,273	2,518

Accrued interest and exchange and linkage differences on long-term liabilities	113,277	46,177	23,255

Accrued interest and exchange differences on security deposit	(9,980)	(5,180)	(2,049)

Amount carried to deferred charges		(22)

Sundry	1,248	665	256

Changes in operating assets and liabilities:

Increase in accounts receivable:

Trade	(64,062)	(131,984)	(13,148)

Other	(19,237)	(3,655)	(3,950)

Increase (decrease) in accounts payable and accruals:

Trade	95	(18,822)	20

Other	(2,026)	48,465	(416)

Decrease in inventories	4,639	41,752	951

Net cash provided by operating activities	478,350	137,440	98,204

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed assets	(472,294)	(411,863)	(96,960)

Proceeds from sale of fixed assets	3,932	1,246	807

Investment in non-marketable securities		(16,446)

Purchase of additional spectrum	(207,635)		(42,627)

Funds in respect of employee rights upon retirement	(10,219)	(7,532)	(2,098)

Net cash used in investing activities	(686,216)	(434,595)	(140,878)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from exercise of stock options granted to employees	3,837	42	788

Long-term bank loans received	1,349,326	1,207,119	277,012

Repayment of long term bank loans	(1,147,426)	(901,000)	(235,563)

Net cash provided by financing activities	205,737	306,161	42,237

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,129)	9,006	(437)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,272	869	1,082

CASH AND CASH EQUIVALENTS AT END OF PERIOD	3,143	9,875	645

Supplementary information on investing activities not involving cash flows

At September 30, 2002, trade payables include NIS 119,981,000 ($24,632,000) (unaudited) in respect of acquisition of fixed assets. This balance will be given recognition in these statements upon payment.

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(Unaudited)

1.	Nature of operations

Partner Communications Company Ltd. (“the Company”), operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and 3G band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2017. During June 2002, the Minister of Communications amended and extended the license through 2022.

In consideration for the above additional spectrum the Company has committed to pay NIS 180 million ($37 million) for the 2G spectrum in two installments (payable by the end of 2003) and NIS 220 million ($45 million) for the 3G spectrum in five installments through 2006. Out of the abovementioned amounts, approximately NIS 208 million (approximately $43 million) was paid during the nine-month period ended September 30, 2002.

Following the above amendments, the amortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized on a straight-line basis as follows: as of March 31, 2002 — over the period ending in 2017; as of April 1, 2002 — over the period ending in 2022.

2.	Basis of presentation:

a.	The condensed consolidated interim financial statements at September 30, 2002 and for the nine-month and three-month periods then ended (“the interim financial statements”) have been prepared in condensed form, in accordance with accounting principles generally accepted for interim financial statements. The generally accepted accounting principles applied in preparation of the interim statements are consistent with those applied in preparation of the annual financial statements; nevertheless, the interim financial statements do not include all the information and notes required for annual financial statements.

In management’s opinion, interim financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

SEPTEMBER 30, 2002

(Unaudited)

2.	Basis of presentation (continued):

b.	The financial statements have been prepared on the basis of historical cost of Israeli currency. All figures in the interim financial statements are presented in nominal new Israeli shekels (“NIS”).

The changes in the exchange rate of the U.S. dollar and the Israeli CPI are:

	Exchange
	rate of the
	U.S. dollar	Israeli CPI

	%	%

Nine months ended September 30,

2002	10.3	7.0

2001	7.8	2.0

Three months ended September 30,

2002	2.1	0.6

2001	4.6	0.9

Year ended December 31, 2001	9.3	1.4

The Nominal NIS figures at September 30, 2002 and December 31, 2001 and for the nine and three month periods ended at September 30, 2002 have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar at September 30, 2002 ($ 1= 4.871 NIS). The translation was made solely for convenience. The translated U.S. dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, U.S. dollars.

3.	Long-term bank loans

In April 2002, the Company’s credit facility has been amended to reflect Bank Hapoalim’s agreement to participate in the credit facility on the same terms as the other lending banks. Therefore, the relevant balances owed to Bank Hapoalim under the credit facility, which were recorded in the Company’s annual financial statements for the year ended December 31, 2001 as short-term liabilities are recorded in the balance sheet as of September 30, 2002 as long-term liabilities.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

SEPTEMBER 30, 2002

(Unaudited)

4.	Contingent liabilities:

a.	On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

While the amount of the claim was substantial, the ultimate liability could not be determined because of the considerable uncertainties that exist.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, may be brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organization. On June 20, 2002, legal counsel representing the consumer organization informed the Company of his intention to resume these proceedings. At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claims, if and when re-opened, and therefore no provision has been made.

b.	On July 8, 2001, Shakoland 890 (1996) Ltd. filed a claim against the Company for alleged violation of its exclusive supplier agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the said litigation, and therefore no provision has been made.

c.	On December 31, 2001, a claim was filed against the Company and other Israeli telecommunication companies together with a request to approve this claim as a class action. The claim is for airtime charged in respect of calls, which were terminated due to causes other than the termination of the call by the parties thereto. The amount of the claim against the Company is estimated at approximately NIS 21 million.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claim, and therefore no provision has been made.

d.	On March 20, 2002, the Company received a demand from one of the company’s former distributors, mainly for alleged violation of his exclusive distribution agreement.

The amount of the demand against the Company is set at NIS 130 million for filing purposes, although the claimant states that his damages far exceed the above amount.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

SEPTEMBER 30, 2002

(Unaudited)

4.	Contingent liabilities (continued):

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of such a demand if filed by the way of legal claim, and the amount of the claim, therefore no provision has been made.

e.	On April 8, 2002, a claim was filed against the Company, together with a request to approve this claim as a class action, alleging a variety of consumer complaints.

The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts related to other alleged damages.

The claim is scheduled to be heard in February 2003. At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claim, and therefore no provision has been made.

f.	On May 21, 2002, a claim was filed against the Company and other Israeli telecommunication companies together with a request to approve this claim as a class action. According to the applicants, the defendants have entered into agreements with commercial entities that offer the public various content services via calls to cellular telephone numbers. The applicants allege that, in actuality, the calls are not carried out by wireless but via a fixed line, an act that is in violation of the law and the license. Accordingly, the applicants claim that the defendants must refund the public all the amounts that were charged in connection with said content services agreements. The applicants did not know the amount for the class action, but estimate it at NIS 600 million.

The claim is scheduled to be heard in January 2003. At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claim, and therefore no provision has been made.

g.	The Company does not have building permits for many of its cell sites and as result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

h.	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company. The accounts do not include a provision in respect thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By /s/ Alan Gelman
Name: Alan Gelman
Title: Chief Financial Officer

Dated: October 29, 2002